Statement of Cash Flows

GRR-ITHM, INC.

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-11,031.99
Adjustments to reconcile Net Income to Net Cash provided by operations:	
20000 Accounts Payable	8,036.28
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$8,036.28**
Net cash provided by operating activities	**-$2,995.71**
INVESTING ACTIVITIES	
18000 Due TO/FROM Shareholder	2,929.53
Net cash provided by investing activities	**$2,929.53**
FINANCING ACTIVITIES	
32000 Retained Earnings	-12,000.00
33000 Common Stock - Earned	12,000.00
Net cash provided by financing activities	**0**
NET CASH INCREASE FOR PERIOD	**-$66.18**
Cash at beginning of period	**$93.02**
CASH AT END OF PERIOD	**$26.84**